                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                             Regency Equities Corp.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   0007588551
                                 (CUSIP Number)



                            Richard V. Sandler, Esq.
                                Maron & Sandler
                                844 Moraga Drive
                         Los Angeles, California 90049
                                 (310) 440-5475


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 11, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement.[_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Page 1 of 4 Pages
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                                 SCHEDULE 13D
- ------------------------------                   -------------------------------
    CUSIP No. 0007588551                                Page 2 of 4 Pages
- ------------------------------                   -------------------------------
- --------------------------------------------------------------------------------
 1   NAME OF PERSON
      RA PARTNERSHIP
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*    (a)  [_]

                                                        (b)  [_]
- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
      00
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [_]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
      California
- --------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
 NUMBER OF               0
 SHARES            -------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
 OWNED BY EACH           0
 REPORTING         -------------------------------------------------------------
 PERSON WITH       9    SOLE DISPOSITIVE POWER
                         0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                         0
- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
      0
- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [_]
     EXCLUDES CERTAIN SHARES*
- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
- --------------------------------------------------------------------------------
 14  TYPE OF PERSON REPORTING*
      PN
- --------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 4 Pages
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    This Amendment No. 3 to Schedule 13D restates and amends the Statement on
Schedule 13D filed August 2, 1983, Amendment No. 1 thereto filed July 2, 1985, and Amendment No. 2 thereto filed May 14, 1996 (the "Schedule 13D"), by RA Partnership, a California general partnership, relating to the Common Stock, par value $.01 per share, of Regency Equities Corp., a Delaware corporation.


Item 4.  Purpose of Transaction

     On June 10, 1996, the Reporting Person, together with Warren G.
             --
Lichtenstein, Lawrence Butler, Jack Howard, Ronald LaBow, Steel Partners II, LP, Richard Sandler, the Regency Shareholders Committee, Steel Partners II, LP, EJ Associates and other stockholders of the Company (the "Selling Stockholders"), entered into a Stock Purchase Agreement (the "Agreement") with First Lincoln Holdings, Inc. ("Lincoln") and Evergreen Acceptance Corporation ("Evergreen") to settle certain claims arising out of certain matters in connection with the solicitation of proxies for the 1995 Annual Meeting of Stockholders of the Company (the "Proxy Matters"). A copy of the form of Agreement was filed as
Exhibit 1 to Amendment No. 2 to Schedule 13D filed on May 14, 1996.  On June 11,
                                                                             --
1996, pursuant to the Agreement, First Lincoln and Evergreen purchased, for a price of $.05 per share, all shares of Common Stock owned by the Selling Stockholders, including, without limitation, all 9,408,000 Shares held by the Reporting Person (such Shares constituting all of the Shares held by the Reporting Person).


Item 5.  Interest in Securities of the Issuer

               (a) - (b) As a result of the consummation of the transactions contemplated by the Agreement, on June 11, 1996, the Reporting Person no longer
                                       --
beneficially owns any Shares of the Company, and no longer holds any power to vote, or direct the vote, or to dispose or direct the disposition of, any of such Shares.

               (c) On June 11, 1996, pursuant to the Agreement, the Reporting
                           --
Person sold all of the 9,408,000 Shares it beneficially owned at a price per share of $.05 pursuant to the terms and provisions of the Agreement.

               (d) Not applicable.

               (e) On June 11, 1996, the Reporting Person ceased to be the
                           --
beneficial owner of more than five percent of the Shares.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The information set forth in Item 4 and Item 5 is incorporated by reference into this Item 6.


                               Page 3 of 4 Pages
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                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 11, 1996            RA PARTNERSHIP
             --

                                    By: /s/ Michael R. Milken
                                        ---------------------
                                    Name:   Michael R. Milken
                                    Title:  General Partner


                               Page 4 of 4 Pages